April 13, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mission NewEnergy Limited (the “Company”)
File No. 333-170471
Registration Statement on Form F-1

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended, we, as representatives of the several underwriters, hereby request acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 5:00 p.m., Washington D.C. time, on April 14, 2011, or as soon thereafter as practicable.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i)	Date of preliminary prospectus: March 25, 2011
(ii)	Dates of distribution: March 25, 2011 – April 13, 2011
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 14
(iv)	Number of prospectuses so distributed: 225

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

[Signature page follows]

17 State Street ∙ Suite 1600 ∙ New York, N.Y. 10004 ∙ Tel: 646-465-9090 ∙ Fax: 646-465-9039

Sincerely,

CHARDAN CAPITAL MARKETS, LLC
RODMAN & RENSHAW, LLC
As representatives of the several underwriters

CHARDAN CAPITAL MARKETS, LLC

By:	/s/ Jonas Grossman
Name:	Jonas Grossman
Title:	Managing Partner

RODMAN & RENSHAW, LLC

By:	/s/ John Borer
Name:	John Borer
Title:	Senior Managing Director